Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

The following is a transcript of a conference call held on March 14, 2012 relating to the announcement of the proposed merger between Vringo, Inc. and Innovate/Protect, Inc.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

VRNG - Vringo Inc and Innovate/Protect Inc Joint Conference Call to Discuss Merger Agreement

EVENT DATE/TIME: MARCH 14, 2012 / 12:45PM GMT

THOMSON REUTERS

CORPORATE PARTICIPANTS

Andrew Perlman *Vringo Inc. - CEO*

Alex Berger *Innovate/Protect - COO*

Cliff Weinstein *Vringo Inc. - Chief Communications Officer*

CONFERENCE CALL PARTICIPANTS

John Fendrick *Meyers Association - Analyst*

Spencer Cotrado *- Analyst*

Paul LaRosa *Maxim Group - Analyst*

Richard Abe *Iroquois - Analyst*

Michael Cohen *MDC Financial Research - Analyst*

Joe Rita *Chardan Capital Markets - Analyst*

PRESENTATION

Operator

Thank you for joining us for today's conference call to discuss the merger of Vringo and Innovate/Protect. This call is being recorded.

Before we begin please note that there are presentation files for today's call that you can access at the Company's website, www.vringoip.com. Before I turn the call over to the Company we need to advise you of the following.

Comments made on today's call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform of 1995. These forward-looking statements are based on current assumptions and opinions concerning a variety of known and unknown risks.

Actual results may differ materially from those contained in or suggested by such forward-looking statements. Please refer to the full disclosures regarding the risks that may affect Vringo, Innovate/Protect and the proposed transaction which may be found on the current report on Form 8-K filed today by Vringo.

Finally, please note that the following communication is not an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. We urge investors and security holders to read the registration statement on Form S-4 including the definitive proxy statement prospectus and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed transaction.

In addition, Vringo, Innovate/Protect and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these participants can be found in Vringo's most recent proxy statement filed with the SEC. And additional information regarding their interests will be contained in the proxy statement prospectus to be filed by Vringo.

At this time I would like to introduce Andrew Perlman, who today was named Chief Executive Officer of Vringo.

Andrew Perlman - *Vringo Inc. - CEO*

Good morning and thank you all for taking the time to join us to discuss Vringo's merger with Innovate/Protect, which we announced earlier this morning. With me today our Andrew Lang, Chief Executive Officer of Innovate/Protect, Alex Berger, Chief Operating Officer of Innovate/Protect, David Cohen, Special Counsel at Innovate/Protect, Ellen Cohl, CFO of Vringo, and Cliff Weinstein, Chief Communications of Vringo.

I am very excited that earlier this morning we announced signing a definitive merger agreement with Innovate/Protect, a company created to maximize the economic benefits of intellectual property. The strategic combination we announced today will allow Vringo to evolve from a leading provider of software platforms for mobile social and mobile video services to accompany with even greater technology leadership and potential, combined with an increased portfolio of intellectual property which significantly diversifies our potential revenue streams.

As we told you in December our intent for the year was to strengthen our intellectual property portfolio with new patents in 2012. Today's acquisition is a significant milestone in fulfilling our stated strategic objectives. This is a very exciting time in Vringo's development.

Moving on to slide two this merger brings together two of the most important emerging verticals in the technology sector, mobile social and intellectual property. In addition to bringing together our key assets we are combining innovative management teams including two of Lycos' former chief technology officers who we believe are among the greatest innovators in the way the world experiences digital media today.

We believe we will continue to expand the intellectual property portfolios that Innovate/Protect already has. We are also combining two strong patent portfolios. IP brings a portfolio of patents that have become foundational to today's Internet search and advertising systems.

Vringo's patent portfolio contains over 20 patents and patent applications in various stages of approval. By combining with IP we believe that we will be able to more aggressively monetize the IP patents.

IP currently has litigation underway against Google, AOL and others which is scheduled for a jury trial in late October. We believe this unprecedented case could provide significant upside in the future for existing and new investors.

Moving ahead to slide three, if you're not familiar with our Company Vringo is a global distribution platform for mobile social applications and services. We have a number of applications that interact with consumers over a billion times per year. As you can see on slide three we have four product area, most noticeably Facetones, which is a socially integrated application available on Android, Apple's IOS and Nokia devices. Together with the new team from Innovate/Protect we plan on intend -- we intend to expand on this product line.

Facetones combines social networking functionality from sites such as Facebook with the key moments around the phone call in a new exciting way. Since we launched Facetones we've had over one million downloads and this number is growing quickly.

Separately, we have over 400,000 monthly international subscribers for our video ringtone product. We have also provided a series of branded applications for Heineken and Nokia. As you can see we have multiple revenue streams and today's acquisition greatly bolsters our potential revenues and software licensing.

As you can see on slide four we have a patent portfolio consisting of 20 patent applications and three issued patents. One of the toughest barriers to entry in the mobile space is getting an app discovered and distributed. Vringo has key relationships and distribution deals in place with eight of the 25 largest mobile operators in the world, ranging from Verizon here in the US to NTT Docomo in Japan.

Our handset partners include ZTE, the fourth largest handset maker in the world, Nokia, the largest handset maker in the world. And we also distribute our applications on Apple's App Store. We have also created partnerships in the content and mobile advertising arenas.

On December 21, 2011 we issued a yearend summary and outlook for 2012. In that update we said that we expected to strengthen our IP portfolio with new patents in 2012 and today's merger announcement is a key milestone in achieving that objective.

Slide five is a snapshot of the exciting company with which we're merging. Innovate/Protect owns eight patents that were acquired from Lycos, one of the original search engine and web portals. Innovate/Protect is in the midst of a patent infringement litigation case involving the technology that covers that ranking of search results and the placement of search advertising results that we will be discussing a bit more later.

As part of this transaction we're adding the expertise, both at the management and board level. Andrew Lang and Donald Kosak are innovators and the inventors of those patents.

Andrew Lang is true pioneer and leader whose inventions have changed the way that we experience digital media. At Innovate/Protect he has been working on a number of mobile applications and we are looking forward to putting them on our platforms and rolling them out throughout our distribution partnerships. I am particularly thrilled to add him to our team as CTO.

Don Stout, the co-founder of NTP, and David Cohen, former Nokia senior litigation counsel, are key members of the IP team. Both Don and David have spearheaded cases that led to massive settlements. We are delighted to work together to monetize our collective assets moving forward.

On slide six we show how powerful and complementary our combination is. Vringo has a great deal of licensing expertise with which we're combining deep capability to vigorously enforce our intellectual property. We're expanding our IP footprint by combining two valuable portfolios, Vringo's primarily focused on mobile, and IP's foundational patent portfolio related to search and advertising on the Web.

Vringo has a capital structure that will allow us to secure additional technology assets. Innovate/Protect brings litigation experience and an acquisition pipeline as well as creative technological leadership. Our publicly trading stock currently listed on NYSE AMEX and capital will allow us to execute on the acquisition pipeline that IP has identified.

As previously mentioned, Vringo has a robust and unique mobile social platform. Through this merger this platform will be further strengthened under the visionary leadership of Andrew Lang as we continue to develop new and exciting technologies. The future of the combined companies will be innovate, license and protect.

We're now on slide seven, which shows you our new management team, and we've taken the best from both companies to create a very experienced and creative team with a strong executive at each position. I will CEO of the combined Company. As I mentioned, Andrew Lang will be our CTO. Alex Berger will be COO. David Cohen will be Special Counsel. Ellen Cohl will be CFO and Cliff Weinstein has been elevated to the position of Chief Communications Officer and will continue in this role.

We're now on slide eight where you can see that our new board will include four members from Innovate/Protect and three from Vringo. Seth Siegel remains Chairman. For those of you who don't know, Seth was influential in creating the modern trademark and licensing business as the co-founder of Beanstalk Group, which was sold to Omnicom.

We are pleased that the board will also include John Engelman, also a high profile leader in the licensing business, Van Sinclair, president and CEO of the RLJ Companies and former partner in charge of litigation at Arent Fox, who has extensive experience in the Eastern District of Virginia. Don Stout, Andrew Lang and Alex Berger will also be on the combined board.

On slide nine you will see that licensing has always been one of our core strengths. Our team will continue to expand our licensing efforts with respect to our current assets, as well as those that we create and acquire.

Vringo has focused over the past quarters on expanding its licensing relationships with key partners such as Nokia and ZTE. With the addition of Innovate/Protect we are going to have a larger portfolio of intellectual property to license. Seth, John and I are experienced licensing professionals with an impressive track record of some of the largest licensing deals in history.

We now add David Cohen to that all-star licensing team. David, as we mentioned earlier, brings deep experience in strategic patent analysis, acquisition and monetization as the former IP counsel at Nokia. We believe he'll also be key in our effort to expand our intellectual property through a pipeline of potential acquisitions.

Now I turn the call over to Alex Berger to discuss Innovate/Protect's flagship patents and the current status of the litigation.

Alex Berger - *Innovate/Protect - COO*

Thank you, Andrew. Over the next few slides we will discuss our patents, current litigation, how one exemplary defendant infringes on our patents, the damages we are seeking, the best-in-class team we've assembled and the near-term milestones in the case.

Turning to slide ten you will see that on September 15, 2011 we filed an infringement lawsuit in the Eastern District of Virginia against Google, AOL, IAC, Gannett and Target, since the relevant patents cover the ranking of search results and the placement of advertisements, Google's primary source of revenue.

On slide 11 you will see three columns. The first column gives a brief description of one example of our technology, the combination of, one, an advertisements content relevance to a search query and, two, click-through rates from prior users relative to that advertisement.

In the second column in regards to one of the defendants in the litigation w are showing a screenshot from Google's own website describing how advertising results are ranked using Google's quality score. Quality score is determined using the relevance of the keyword and historical click-through rates. We think this sounds familiar.

In the third column we highlight that Google's chief economist, Hal Varian, gives a tutorial on YouTube describing this familiar process. Mr. Varian patiently explains how we believe Google follows the steps outlined in our patents. Elsewhere, Hal Varian has said that Google's primary source of revenue comes from selling advertisements that are related to search queries.

This brings me to slide 12. At trial the jury will be asked to determine an award that is based on multiplying the infringer's total sales of the infringing product, normally the portion attributed to the invention by a reasonable royalty rate. We will have experts at the trial to help the jury understand each component of this equation.

Innovate/Protect is seeing a reasonable royalty from each defendant for the full past damages period which begins six years prior to the date of filing the suit and extends through the remaining life of the patent until 2016. We believe this is a very strong case.

On slide 13 based on publicly available information we have detailed information about one of the infringing products, a look at Google's search engine advertising. To sum it up, Google generates billions of dollars in search revenue because of the quality of the ranking from which our technology is responsible.

We encourage you to read this information in depth at your leisure. We posted the most recent publicly available claim charts on our website. It's my pleasure to hand the call back to Andrew Perlman.

Andrew Perlman - *Vringo Inc. - CEO*

Thanks, Alex. Please look at slide 14. As we did our analysis on Innovate/Protect we looked at the team of people involved.

Don Stout is currently an Innovate/Protect board member as well as investor who will be Chair of our intellectual property committee. Mr. Stout is an attorney and founder of NTP, the company behind the suit that ended with Blackberry's patent company settling for $612.5 million.

David Cohen, our special counsel, spearheaded the cases Nokia brought against Apple that resulted in a reported settlement of $715 million plus ongoing royalties. And leading our litigation is Dickstein Shapiro, a nationally ranked intellectual property law practice which has won prior patent litigation awards of over $400 million twice in the past four years.

On slide 15 you will see the litigation timeline and schedule. Often lawsuits are filed with the understanding that it will be years before a jury is picked and the case goes to trial, not here. This case was filed in the Eastern District of Virginia, a jurisdiction often called the rocket docket because it is known for setting aggressive time frames and sticking to them.

As you will see in this timeline, we filed the case last September, received the scheduling order on February 15th and are scheduled for trial in October of this year, filing of the suit through trial may be just over a year. A key point in determining the scope of the asserted claims and the litigation is the Markman hearing, which is scheduled to take place in June of this year. The trial is scheduled to begin in October of this year.

On slide 16, noting that every case is unique, we see some examples of past outcomes in software patent cases. On slide 17 we provide you some examples of other public companies that have pursued substantial patent litigation. You may wish to take a deeper look using your own analytic tools on how those litigations affected the companies' value over time historically to get a feel for how this asset class performs. Of course everyone is familiar with Google's acquisition of Motorola Mobility for $12.5 billion and the consortium of operating companies that purchased Nortel for $4.5 billion.

I will conclude by reiterating that today's transaction greatly enhances shareholder value by substantially increasing Vringo's portfolio of intellectual property, adding tremendous talent in technological innovation and positioning Vringo for potential attractive revenue growth. We believe that Vringo and Innovate/Protect will be a leader in innovation, licensing and protecting intellectual property, and we are excited about the opportunities before us.

We will now open the floor to questions. Operator, let's begin the Q&A session.

QUESTIONS AND ANSWERS

Operator

Thank you. (Operator Instructions). Your first question is from the line of [John Fendrick] from [Meyers] Association. You may proceed.

John Fendrick - *Meyers Association - Analyst*

Hey, guys, looks like a lot of exciting news here. We own a fair amount of stock in Vringo. In 30 seconds why is this good for the Vringo shareholders?

Andrew Perlman - *Vringo Inc. - CEO*

I think if anybody has reading the headlines patents are driving the way this technology works today. We believe that this merger is going to bring together the value of foundational patent family with a lot of fantastic near-term economics for the Vringo shareholders.

Separately, we're getting Andrew Lang, the creator of the patents who's going to continue to drive the existing Vringo business. And we intend to expand that business. We think that we're getting a phenomenal CTO, great intellectual property and a huge potential upside.

John Fendrick - *Meyers Association - Analyst*

Great. Thanks guys.

Operator

Your next question is from the line of [Spencer Cotrado]. You may proceed.

Spencer Cotrado -- *Analyst*

Hi. I'm just wondering how this is related to the Yahoo v. Facebook case.

Alex Berger - *Innovate/Protect - COO*

Thank you for the question. We are analyzing the case. At first look Yahoo's advertising patents are in the same technology space as ours, but ours are older and we believe more foundational.

Spencer Cotrado -- *Analyst*

Awesome.

Operator

Your next question is from the line of Paul LaRosa from Maxim Group. You may proceed.

Paul LaRosa - *Maxim Group - Analyst*

Congrats, guys, great news, two questions. Number one is if you can give us some idea of timing of the lawsuits. And the second question is you mentioned the District of Virginia and this rocket docket. Can you provide some more color on that?

Alex Berger - *Innovate/Protect - COO*

Sure. This is Alex Berger. Let's turn to the slide that's called timeline and schedule. As you can see we filed the lawsuit on September 15th. We're now in mid March. In April the parties will file their opening claim construction briefs and in May the reply claim briefs will go in.

On June 4th the court will hold the Markman hearing. We expect the Markman ruling in July and the case is set for trial on October 14.

Andrew Perlman - *Vringo Inc. - CEO*

And I think just to, it's Andrew, just to add to what Alex is saying I think the key about the rocket docket is that this a very compressed timeline for any court. This is a district that options to hear patent cases. So when they hear something this is a schedule that rarely, rarely do they ever change their schedule. This is not your typical court where it could take years. This happening and it's going to stick to that timeline.

Paul LaRosa - *Maxim Group - Analyst*

Okay. Thank you.

Operator

Your next question is from the line of [Richard Abe] from [Iroquois]. You may proceed.

Richard Abe - *Iroquois - Analyst*

Hi, guys. How are you?

Andrew Perlman - *Vringo Inc. - CEO*

Good. How about you?

Alex Berger - *Innovate/Protect - COO*

Good morning.

Richard Abe - *Iroquois - Analyst*

Not bad. Listen, congratulations. I just wanted to say I think you did a great job putting this together, increasing shareholder value and taking this Company to another level. Over the last couple -- over the last month you've brought on millions of dollars onto the balance sheet at the right opportune time, focusing on the Facetones business as well.

And I think with this lawsuit and the IP play around this Company now I think you've taken your Company to another level. And I think this to answer that question whoever asked before about shareholder value I think you couldn't add any more shareholder value than what you guys have done. And I really want to congratulate you all.

Andrew Perlman - *Vringo Inc. - CEO*

Thank you. We appreciate it.

Alex Berger - *Innovate/Protect - COO*

Thanks, Rich.

Operator

Your next question is from the line of Michael Cohen from MDC Financial Research. You may proceed.

Michael Cohen - *MDC Financial Research - Analyst*

Congratulations, guys. I'm newer to this story and I was wondering if you could give us a little history in terms of the patent sites. You mentioned they came from Lycos, which is to me really interesting. I was wondering if you could -- I saw one of – your CTO was also on Lycos, was the CTO at Lycos. I was wondering if you could tell me a little of the history of how they got the patents away from Lycos and the history of the technology leading up to this litigation.

Alex Berger - *Innovate/Protect - COO*

Yes. Sure, this is Alex Berger. Ken Lang is a part of our Company, as is Don Kosak. Ken and Don first worked together when they were at a company called WiseWire. WiseWire was acquired by Lycos and Ken and Don became part of the Lycos team. Initially Ken was the chief technology officer and later Don.

They worked on some of the patents at WiseWire and some at Lycos. We purchased the patents from Lycos last year.

Michael Cohen - *MDC Financial Research - Analyst*

And how long after the purchase was the filing of the lawsuit?

Alex Berger - *Innovate/Protect - COO*

We filed the lawsuit several months after we purchased the patents.

Michael Cohen - *MDC Financial Research - Analyst*

Okay. Did you ever disclose the price of the acquisition, of the patents, just the patent portfolio?

Alex Berger - *Innovate/Protect - COO*

Yes, we have. It's in our financial statements. We purchased the patents for $3.2 million and since that time we've raised about $10 million in capital at various levels. And in the previous rounds of Innovate/Protect financings we've had sophisticated institutional investors coming in.

Michael Cohen - *MDC Financial Research - Analyst*

Okay. That all sounds great. Thanks a lot for answering my questions, really appreciate it.

Operator

Your next question is from the line of [Joe Rita]from Chardan Capital Markets. You may proceed.

Joe Rita - *Chardan Capital Markets - Analyst*

Hey, guys. Congratulations on this merger.

Andrew Perlman - *Vringo Inc. - CEO*

Great. Thank you.

Alex Berger - *Innovate/Protect - COO*

Thank you.

Joe Rita - *Chardan Capital Markets - Analyst*

A quick question for Alex I guess. Alex, can you point this to some other public comps that are doing similar things to you or have done similar things to you that we could point our investors to?

Alex Berger - *Innovate/Protect - COO*

Sure. And at this point I'll introduce Cliff Weinstein, the chief communications officer at the Company who can talk about that.

Cliff Weinstein - *Vringo Inc. - Chief Communications Officer*

Hi, Joe. How are you?

Joe Rita - *Chardan Capital Markets - Analyst*

Good.

Cliff Weinstein - *Vringo Inc. - Chief Communications Officer*

Good. I think when you look at public comps, okay, no I wouldn't call them comps. I would call them companies, related companies in the litigation space, but I think three examples that certainly are good ones to use are one is VirnetX, which is VHC which trades on the New York Stock Exchange AMEX, the $1.25 billion market cap, very interesting portfolio in 4G and LTE. They in recent history won a settlement from, received a settlement from Microsoft for $200 million. And they have some other lawsuits out there.

Augme Technologies is another great example, AUGT on the bulletin board, has about roughly a $200 million market, has some lawsuits in play and some litigation, went out there and acquired some other interesting mobile businesses.

And I think Star Scientific, which is a company that although not in the technology, Internet, mobile space is a company that has had an outstanding lawsuit for about eight or nine years versus Reynolds American. And over that time they've been able to raise substantial money, and go out there and really build a core business around the Nutraceuticals. That's been a case that's been out there with little result for the past nine years, but very interesting to look at how that stock has traded and built value for their shareholders.

Joe Rita - *Chardan Capital Markets - Analyst*

Okay. And our market cap after the merger will be what, about $70 million?

Andrew Perlman - *Vringo Inc. - CEO*

Yes. It's about $86 million with a little asterisk next to it, but based off of today in the details it's about $86 million.

Joe Rita - *Chardan Capital Markets - Analyst*

Great. That's amazing. Thanks, guys.

Andrew Perlman - *Vringo Inc. - CEO*

All right. Thank you, Joe.

Operator

At this time there are no other questions in the queue. I'd like to turn the call back over to Andrew for closing remarks.

Andrew Perlman - *Vringo Inc. - CEO*

Thank you all for participating in this call on short notice. We look forward to speaking with you in the coming, to many of you in the coming days and weeks about this exciting value-enhancing transaction. Thanks, guys.

Operator

And, ladies and gentlemen, this concludes your presentation. You may disconnect and have a good day.
